UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(Cusip Number)

Chris Sidwell
c/o Meredith Corporation
1716 Locust Street

Des Moines, Iowa 50309

(515) 284-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.	Names of Reporting Persons:
D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /x/
(b) / /

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
United States Citizen

		7.	Sole Voting Power:
63,068* shares of Common Stock and
Number of Shares			2,033,450 shares of Class B Common Stock

Beneficially		8.	Shared Voting Power:
Owned by			689,612 shares of Common Stock and
Each			350,826 shares of Class B Common Stock

Reporting		9.	Sole Dispositive Power:
Person			63,068 shares of Common Stock
With			2,033,450 shares of Class B Common Stock

		10.	Shared Dispositive Power:
689,612 shares of Common Stock
350,826 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
752,680 shares of Common Stock and 2,384,276 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
7.5% of shares of Common Stock (assuming conversion of the Class B) and 45.3% shares of Class B Common Stock

14.	Type of Reporting Person (See Instructions)
IN

*Includes vested options for 51,080 shares of Common Stock.

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.	Names of Reporting Persons:
Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /x/
(b) / /

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
United States Citizen

		7.	Sole Voting Power:
2,135,841 shares of Class B Common Stock
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			689,612 shares of Common Stock and
Each			350,826 shares of Class B Common Stock

Reporting		9.	Sole Dispositive Power:
Person			2,135,841 shares of Class B Common Stock
With

		10.	Shared Dispositive Power:
689,612 shares of Common Stock
350,826 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
689,612 shares of Common Stock and 2,486,667 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
7.6% of shares of Common Stock (assuming conversion of the Class B) and 47.3% shares of Class B Common Stock

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions:

On November 25, 2016, 100,000 shares of Meredith Corporation Class B Common Stock were transferred to each of the reporting persons from the estate of Katherine C. Meredith.

Item 5. Interest in Securities of the Issuer.

(a) D. Mell Meredith Frazier: 752,680 shares of Common Stock (7.5%* of Common Stock outstanding) 2,384,276 shares of Class B Common Stock (45.3% of Class B Common Stock outstanding)

Edwin T. Meredith, IV: 689,612 shares of Common Stock (7.6%* of Common Stock outstanding) 2,486,667 shares of Class B Common Stock (47.3% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock. The Class B Common Stock is convertible, share for share, into Common Stock.

(b) See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c) No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4 and D. Mell Meredith Frazier’s receipt of a restricted stock award on November 9, 2016 consisting of 1,050 shares of Common Stock pursuant to the Meredith Corporation 2014 Stock Incentive Plan.

(d) None

(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2016
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV